UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    ANNUAL FILING

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
897085106
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( )  Rule 13d-1(b)
( )  Rule 13d-1(c)
(X)  Rule 13d-1(d)
____________
*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON`S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


CUSIP No. 897085106   13G   Page 2 of 5 Pages

1.	Names of Reporting Person: John Redmond


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
   (a)     X
   (b)

3.	SEC Use Only


4.	Citizenship or Place of Organization:

        United States

5.	Sole Voting Power

        4,000 shares

6.      Shared Voting Power

        12,101,822 shares

7.	Sole Dispositive Power

        4,000 shares

8.      Shared Dispositive Power

        12,101,822 shares


9.	Aggregate Amount Beneficially Owned by Each Reporting Person

        12,101,822 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)


11.	Percent of Class Represented by Amounts in Row (9)

        100.0%*

12.	Type of Reporting Person (See Instructions)

	[IN]

* Percentage calculated on the basis of 12,101,822 shares of Class A Common Stock issued and outstanding on December 31, 2011.



CUSIP No. 897085106   13G   Page 3 of 5 Pages

ITEM 1.  	Issuer.

(a)	Name of Issuer:  Tropicana Las Vegas Hotel and Casino, Inc.

(b)	Address of Issuer's Principal Executive Offices:

             3801 Las Vegas Boulevard South
             Las Vegas, Nevada 89109


ITEM 2.  	Filing Person.

(a)	Name of Person Filing:

        John Redmond

(b)	Address of Principal Business Offices or, if none, Residence:

        28 Painted Feather Way, Las Vegas, Nevada 89135

(c)	Citizenship:  United States

(d)	Title of Class of Securities:  Class A Common Stock ("Class A Common")

(e)	CUSIP Number:  897085106


ITEM 3.		If this statement is filed pursuant to Section 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)	 	Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o);

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)		Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);

(d)		Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);

(e)		An investment adviser in accordance with  Section 240.13d-1(b)(1)
(ii)(F);

(f)		An employee benefit plan or endowment fund in accordance with Section
 240.13d-(b)(1)(ii)(G);

(h)		A savings association as defined as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church  plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(U.S.C. 801-3);

(j)		Group, in accordance with  Section 240.13d-1(b)(1)(ii)(J).


CUSIP No. 897085106   13G   Page 4 of 5 Pages

ITEM 4.		Ownership.

As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the "Company") on May 28, 2010, all of the Company's stockholders are a party to that certain Stockholders' Agreement, dated as of July 1, 2009 (the "Stockholders' Agreement"), which contains certain agreements as to voting. As a result, all of the Company's stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of the Company's stockholders disclaims beneficial ownership of shares of the Company's capital stock not held directly by such stockholder. The table below shows, as of December 31, 2011, the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders' Agreement) of all of the Company's stockholders of all outstanding shares of the Company's capital stock.
The outstanding shares of the Company's capital stock include Class A Common and Preferred Stock. The table below also shows, as of December 31, 2011, the direct ownership of Class A Common assuming full conversion of all shares of Preferred Stock into Class A Common at an exchange ratio of 4:1.
The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid.

                                                                 Class A Common
                                                                 Assuming Full
                                                                 Conversion of
                            Class A Common	 Preferred Stock Preferred Stock
                          Shares  Percent     Shares	 Percent Shares Percent

Trilliant Gaming	  3,043,419   66.4%  1,332,743  81.0%	9,129,280  75.4%
   Nevada Inc.(a)
Wells Fargo & Company(b)    507,800   11.0     170,178	 10.3	1,287,034  10.6
H/2 Special Opportunities   294,672    6.3     115,320	  7.0	824,629	    6.8
   Ltd.(c)
Embassy & Co.	            100,000    2.2			100,000	    1.0
Aozora Bank Ltd.	    110,000    2.4			110,000	    1.0
DeBello Investors LLC(d)     50,629    1.1	18,286	  1.1	135,016	    1.1
Federal Deposit Insurance   100,000    2.2			100,000	    1.0
 Community Bank of Nevada
Pacific Investment   	    100,000	2.2			100,000	    1.0
 Management Company LLC(e)
Fidelity ADV Series I:       48,650	1.1			48,650	     *
  Fidelity Advisors
  Floating RateHigh
  Income Fund(f)
Deutsche Bank(g)              37,761	*			37,761	     *
Newcastle CDO IX I Ltd.	      30,000	*			30,000	     *
Credit Suisse Candlewood      20,138	*	 1,692   *	26,906	     *
  Special Situations
  Fund LP
State Street Bank	      20,000	*	 4,553	        38,212	     *
   & Trust(h)
Atlantis Funding Ltd.	      16,082	*			16,082	     *
US Bank NA(i)	              14,000	*			14,000	     *
General Electric 	      13,000	*			13,000	     *
  Pension Trust(j)
Booth & Co.                   10,000    *	 2,813	         21,252	     *
  Northern Trust
Ocean Trails CLO II	      20,000	*			20,000	     *
WG Horizons CLO I	      10,000	*			10,000	     *
Whitehorse V Ltd.	      10,000	*			10,000	     *
Prospero CLO II BV	       8,000	*			 8,000	     *
Cumberland II CLO Ltd.	       5,000	*			 5,000	     *
Lehman Commercials Paper Inc.  5,000	*			 5,000	     *
Judy A. Mencher	               4,000	*			 4,000	     *
John Redmond	               4,000	*			 4,000	     *
Michael Ribero	               4,000	*		         4,000	     *
Total:	                   4,586,151  100.0%  1,645,585 100.0%  12,101,822 100.0%


Notes

*	Represents holding percentage of less than 1%.

(a)	Consists of shares held by Onex Armenco Gaming I LP (1,881,088 shares of Class A Common and 846,947 shares of Preferred Stock), Onex Armenco Gaming II LP (150,600 shares of Class A Common and 30,276 shares of Preferred Stock), Onex Armenco Gaming III LP (69,661 shares of Class A Common a nd 31,364 shares of Preferred Stock), Onex Armenco Gaming IV LP (44,725 shares of Class A Common and 20,138 shares of Preferred Stock), Onex
Armenco Gaming V LP (69,661 shares of Class A Common and 31,364 shares of Preferred Stock), Onex Armenco Gaming VI LP (39,010 shares of Class A
Common and 17,563 shares of Preferred Stock), Onex Armenco Gaming VII LP (30,848 shares of Class A Common and 13,888 shares of Preferred Stock),
Onex Armenco Gaming IX LP (27,205 shares of Class A Common and 12,248 shares of Preferred Stock) and Onex Armenco Gaming X LP (660,960 shares of Class A Common and 297,591 shares of Preferred Stock) and Onex
Armenco Gaming XI LP (69,661 shares of Class A Common and 31,364 shares of Preferred Stock). Trilliant Gaming is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming entities. Each of Mr. Alex Yemenidjian, the
Company's Chairman, Chief Executive Officer and President, Mr.
Timothy Duncanson, one of the Company's directors, and Mr.
Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and
Schwartz own 100% of the outstanding voting securities of Trilliant
Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation.
As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(b)	Consists of shares held by The Foothill Group, Inc. (502,800 shares of Class A Common and 167,703 shares of Preferred Stock), and shares held by various funds managed by Wells Capital Management (5,000 shares of Class A Common and 2,475 shares of Preferred Stock). Foothill is a wholly-owned subsidiary of Wells Fargo & Co., or Wells Fargo, a diversified financial services company.
As a result, Wells Fargo may be deemed to have beneficial ownership of shares of our company held by Foothill. Wells Capital Management, a wholly-owned subsidiary of Wells Fargo, is a registered investment advisor and may be deemed to have beneficial ownership of shares of our company held by various funds managed by it due to it having voting and investment control over such shares. Wells Fargo disclaims beneficial ownership of shares of our company beneficially owned by Wells Capital Management. Except as described above, each of these entities disclaims beneficial ownership of shares held by any party other than itself.

(c)	H/2 Special Opportunities Ltd. ("H/2 SO") is wholly-owned by
H/2 Special Opportunities L.P. ("H/2 LP"). By virtue of his status as the managing member of H/2 SOGP LLC ("H/2 GP"), Spencer Haber may be deemed to be the beneficial owner of the shares of the Company held directly by H/2 SO, which shares may also be deemed to be beneficially owned by H/2 GP and H/2 LP.

(d)	Wexford Capital LP is the manager of Debello LLC and,
as a result, may be deemed to have beneficial ownership of the securities held by Debello. Further, Wexford GP LLC, as the general partner of Wexford Capital LP, and each of Charles E. Davidson and Joseph M. Jacobs, as controlling persons of Wexford GP LLC, may also be deemed to have beneficial ownership of the securities held by Debello. Wexford Capital LP, Wexford GP and Messrs. Davidson and Jacobs share the power to vote and dispose of the interests in the securities beneficially owned by Debello. Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the securities owned by Debello except, in the case of Messrs. Davidson and Jacobs, to the extent of their interests in the members of Debello LLC.

(e)	Consists of shares of Class A Common held by Mayport CLO,
Ltd. (10,000 shares), Pimco Floating Income Fund (50,000 shares), Pimco Cayman Bank Loan Fund (10,000 shares), Portolo CLO Ltd.
(20,000 shares) and Southport CLO Ltd. (10,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(f)	Fidelity Advisor Series I: Fidelity Advisor Floating Rate
High Income Fund ("Fidelity Advisor Series I") is an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research
Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Series I is the record owner of the shares reported but has reported that it does not have a pecuniary interest in such shares.

(g)	Consists of shares of Class A Common held by Bridgeport
CLO Ltd. (6,323 shares), Burr Ridge CLO Plus Ltd. (3,823 shares), Forest Creek CLO Ltd. (3,823 shares), Genesis CLO 2007-1 Ltd. (3,500 shares), Long Grove CLO Ltd. (5,000 shares), Market
Square CLO Ltd. (3,823 shares), Marquette Park CLO Ltd.
(3,823 shares), Rosemont CLO Ltd. (3,823 shares) and Schiller Park CLO Ltd. (3,823 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(h)	Consists of shares of Class A Common and Preferred
Stock held by Deckship & Co. (7,500 shares Class A Common Stock and 2,110 shares of Preferred Stock), Wateredge & Co. (7,500 shares of Class A Common Stock and 1,270 shares of Preferred Stock), Blazerman & Co. (5,000 shares of Class A Common Stock and 333 shares of Preferred Stock), Cruiselake
& Co. (840 shares of Preferred Stock). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(i)	Consists of shares of Class A Common held by Veritas
CLO I Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares).
Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(j)	GE Capital Debt Advisors ("GECDA") is an investment
manager of General Electric Pension Trust ("GEPT"). GECDA shares voting and dispositive power over the shares reported and may be deemed to be the beneficial owner of such shares, though GEPT has a 100% pecuniary interest in the shares reported.

   (a)	Amount beneficially owned:

        12,101,822 shares

   (b)	Percentage of Class:

        100.0%

   (c)	Number of shares as to which the person has:

       (i)	Sole power to vote or direct the vote:
                4,000 shares

       (ii)	Shared power to vote or to direct the vote:

	      	12,101,822 shares*

       (iii)	Sole power to dispose or to direct the disposition of:

		4,000 shares

       (iv)	Shared power to dispose or to direct the disposition of:

		12,101,822 shares*

*See pages above for listing of shareholdings for the Reporting Person.




CUSIP No. 897085106   13G   Page 5 of 5 Pages


ITEM 5.	Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ( ).


ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

       Not Applicable.


ITEM 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

       Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.


ITEM 8.	Identification and Classification of Members of the Group.

       Not applicable.


ITEM 9.	Notice of Dissolution of Group.

       Not applicable.

ITEM 10. Certifications.

	Not Applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09 February 2012

/s/John Redmond